PineBridge Mutual Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 13, 2011

VIA EDGAR TRANSMISSION

Mr. H.R. Hallock, Jr.
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	PINEBRIDGE MUTUAL FUNDS (the “Trust”) Securities Act Registration No: 333-14943 Investment Company Act Registration No: 811-07881 PineBridge US 25 Equity Fund

Dear Mr. Hallock:

This correspondence is being filed in response to oral comments and suggestions provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 22, 2011, regarding the Trust’s Post-Effective Amendment No. 27 (“PEA 27”) to its registration statement.  PEA 27 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 6, 2011, for the purpose of adding a new series, to be called the PineBridge US 25 Equity Fund (the “Fund”), to the existing Trust.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment: Please remove the reference to “among other things” in the parenthetical in footnote 2 to the “Fees and Expenses of the Fund” table describing the exclusions from the Expense Cap and include a comprehensive list of all expenses to be excluded from the Expense Cap.

Response:  The Trust responds by revising the parenthetical as follows:

“(excluding ~~among other things,~~ taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as indemnification and litigation).”

2.
Staff Comment:  Please explain the difference between the expense cap stated for Class R and Class I shares (1.55% and 1.20%, respectively) and the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement shown for Class I and Class R shares (1.56% and 1.21%, respectively) in the fee table.

Response:  The difference between the expense cap for each of the Classes, and the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (“Total Operating Expenses”), is attributable to the estimated Acquired Fund Fees and Expenses (“AFFE”) for the Fund which amounts to approximately 0.01% for each Class.  The Total Operating Expenses reflect the amount of estimated AFFE because AFFE is not included among the fees waived under the Expense Cap.

The Trust also responds by revising footnote 1 as follows:

“‘Other Expenses’ are based on estimated amounts for the current fiscal year.  ‘Other Expenses’ include estimated acquired fund fees and expenses of 0.01%.”

3.
Staff Comment:  Please confirm that the term of the Expense Cap agreement described in footnote 2 to the “Fees and Expenses of the Fund” table will extend for at least one year from the date of the Prospectus.

Response:  The Trust responds by confirming that the term of Expense Cap agreement described in footnote 2 will extend for at least one year from the date of the Prospectus.

4.
Staff Comment:  Please clarify the Fund’s strategy with respect to preferred stocks and American Depositary Receipts (“ADRs),” European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”) as described under “Principal Investment Strategies of the Fund” in the Summary Section.  Specifically, clarify whether investment in these types of securities will be included in the 80% investment policy and whether investment in these types of securities constitutes a principal strategy.

Response:  The Trust responds by stating that the Fund intends to invest at least 80% of its net assets, plus any amount of borrowings for investment purposes, in equity securities and equity related securities of 25 U.S. companies.  The remaining 20% of the Fund’s net assets may be invested in the securities of companies in any location and may include preferred stocks, ADRs, EDRs, and GDRs.   The use of preferred stocks, ADRs, EDRs and GDRs is not a principal strategy of the Fund.  The Trust, therefore, revises the first paragraph under “Principal Investment Strategies of the Fund” as follows:

“The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of equity securities and equity-related securities of up to 25 U.S. companies.   The Adviser will invest Fund assets in companies of any size market capitalization.  It is anticipated that the majority of the Fund’s assets will be invested in common stocks of large, well established companies, with the rest of the Fund’s assets being invested in common stocks of mid-capitalization companies that are deemed attractive for capital appreciation.  ~~In addition, the Adviser may also invest Fund assets in securities of foreign issuers.  The Fund’s investments also may include preferred stocks and American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).~~  The Fund is non-diversified which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund.”

5.	Staff Comment: Please clarify what types of securities are covered by the term “equity-related” securities, as described under “Principal Investment Strategies of the Fund” in the Summary Section.

Response:  The Trust responds by stating that “equity-related” securities refer to exchange-traded funds (“ETFs”).  The Fund utilizes ETFs when it elects to equitize its cash positions and does not, at the time, have any available high conviction stocks in which to invest.  The use of ETFs is a principal strategy of the Fund, and the Trust, therefore, undertakes to include appropriate strategy and risk disclosure in the Summary Section of the Fund’s Prospectus.

6.
Staff Comment:  Please state whether the Adviser categorizes a company based on its “business cycle”, as described under “Principle Investment Strategies of the Fund” in the Summary Section, or based on the company’s “life cycle”, as described under “Adviser’s Investment Process” in the Additional Information About Objectives and Strategies section.

Response:  The Trust responds by stating that, although it considers the terms “business cycle” and “life cycle” to be interchangeable as the underlying definition of the two are the same, in order to be consistent, the Trust undertakes to use “life cycle” throughout the Registration Statement.

7.
Staff Comment:  Please state the criteria the Adviser uses to determine in which of the four “life cycles” described under the “Adviser’s Investment Process” in the Additional Information About Objectives and Strategies section, a company should be categorized.

Response:  The Trust responds by adding the following disclosure after the first paragraph under “Adviser’s Investment Process”:

“A company’s categorization under the four primary “life cycles” is determined based on the company’s earnings growth rate relative to the median earnings growth rate of the Fund’s investment universe. The Fund’s investment universe includes the S&P 500 and Russell 1000 indices.  To fall under the “Exceptional Growth” category, a company would have at least twice the median earnings growth rate of the investment universe.  For the “High Stable Growth” and the “High Cycle Growth” categories, a company would have at least the same earnings growth rate as the investment universe.  The difference between the High Stable Growth and High Cycle Growth categories is the relative level of earnings growth volatility.  If a company’s earnings growth volatility is above the median on a standardized basis, then it is deemed a High Cycle Growth company.  If the volatility is below median, then it is deemed to be a High Stable Growth company.  For the “Mature Company” category, a company would have an earnings growth rate below the median growth rate of the investment universe.

Note that there are other qualitative considerations the analyst must make in addition to these financial and statistical metrics in order to properly determine under which categorizations a company falls.”

8.	Staff Comment: Please state what is the portfolio turnover rate, or range of rates, in excess of 100% that is to be expected for the Fund.

Response:  The Trust responds by stating that it expects its turnover of portfolio securities to be approximately 250%. Therefore, the Trust revises the last sentence of the last paragraph under “Principal Investment Strategies of the Fund” in the Summary Section to read as follows:

“The Adviser’s active portfolio management typically will result in the Fund’s annual portfolio turnover rate to be approximately 250% of the average value of its portfolio.”

9.
Staff Comment: Please limit the principal risks described in the Summary Section and in the Trust’s item 9 risk disclosure to only the specific risks directly associated with the principal strategies of the Fund.

Response:  The Trust responds by stating that investments in foreign securities, preferred stocks and depositary receipts are not principal strategies of the Fund.  The Trust, therefore, deletes the “Depositary Receipt Risk,” “Foreign Investing Risk,” and “Preferred Stocks Risk” disclosure under “Principal Risk Considerations” in the Summary Section.  In addition, the Trust undertakes to remove the same risk disclosures from under the heading “Principal Risks” and to insert them under the heading “Non-Principal Risks” in the Additional Information About Risks section.

10.	Staff Comment: Please include the statement required by item 4(b)(2)(i) of Form N-1A that performance information, when available, will illustrate the variability of the Fund’s returns.

Response:   The Trust responds by revising the disclosure under “Performance” in the Summary Section as follows:

“Performance information is not provided because the Fund had not commenced investment operations prior to the date of this Prospectus.  When performance information becomes available, it will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.

11.
Staff Comment:  Please revise the second sentence under “80% Policy” in the Additional Information About Objectives and Strategies to state that shareholders will be provided notice of any change in the Fund’s investment policy, rather than objective.

Response:   The Trust responds by undertaking to make the requested change.

12.
Staff Comment:  Please delete or move the last sentence of the last paragraph under “Adviser’s Investment Process” in the Additional Information About Investment Objectives and Strategies section, as this disclosure describes a risk rather than a strategy.

Response:   The Trust responds by undertaking to delete the last sentence of the last paragraph under “Adviser’s Investment Process.”

Statement of Additional Information (“SAI”)

1.	Staff Comment: Under “Investment Restrictions”, please add a description of the extent to which borrowing money, making loans, and issuing senior securities is permitted by the 1940 Act.

Response: The Trust responds by revising the Fund’s description of its investment restriction policy to the extent to which the Fund may borrow money, make loans and issue senior securities to read as follows:

(1)           borrow money, except that the Fund may (a) borrow from banks (as defined in the 1940 Act) and through reverse repurchase agreements in amounts up to 33 1/3% of its total assets (including the amount borrowed), (b) borrow amounts equal to an additional 5% of its total assets for temporary purposes, (c) invest in permitted leveraged investments, and (d) engage in other transactions that may entail borrowing or otherwise borrow money to the extent permitted by applicable law;

(4)           lend its assets or money to other persons, except by (a) purchasing debt obligations (including privately placed debt obligations), (b) lending cash or securities as permitted by applicable law, (c) entering into repurchase agreements, (d) investing in permitted leveraged investments and (e) as otherwise permitted by applicable law;

(7)           issue senior securities, except as otherwise permitted by its fundamental policy on borrowing or by applicable law;

2.	Staff Comment: Please consider adding disclosure regarding the 80% non-fundamental investment policy to the SAI.

Response:  The Trust responds by adding the following disclosure after the first paragraph under “Investment Policies”:

“80% Policy.  The Fund has a non-fundamental policy of investing, under normal market conditions, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in a portfolio of equity and equity-related securities of up to 25 U.S. companies.  Shareholders will be provided with at least 60 days’ prior written notice of any change in the Fund’s investment policy.”

3.	Staff Comment: Please revise the last column in the Trustee table to state “Other Directorships Held During the Last 5 Years”.

Response: The Trust responds by undertaking to make the requested change.

4.	Staff Comment: Please state the specific experience and qualifications that led the Board to conclude that the Trustees should serve as Trustees for this Fund.

Response: The Trust responds by stating its belief that the entirety of the current disclosure as presented in the table beginning on page 26 of the SAI, as well as the individual narrative disclosure following the table describing each Trustees’ extensive experience and qualifications, satisfies item 17(b)(1) of the Form N-1A which requires a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as trustee.  Consistent with industry practice, this information is presented at the Trust level, rather than at the Fund level, as each Trustees’ experience and qualifications are relevant to his role in oversight of all Funds within the Trust.

In addition, the Trust revises the first sentence following the table on page 27 of the SAI as follows:

“In addition to the information set forth in the tables above and other relevant qualifications, experience, attributes or skills applicable to a particular Trustee, the following provides further information about the qualifications and experience of each Trustee.  The Board has considered the totality of each Trustees qualifications and experience to conclude that each Trustee is qualified to serve on the Board.”

5.	Staff Comment: Please state whether the term of service for each Trustee will change or remain indefinite as currently disclosed.

Response: The Trust responds by stating that according to the Trust’s Declaration of Trust, each Trustee shall serve “during the continued lifetime of the Trust until he or she dies, resigns, is declared bankrupt or incompetent by a court of competent jurisdiction, or is removed”. Therefore, the term of the service for each Trustee is indefinite, as described.

If you have any additional questions or require further information, do not hesitate to contact Alia S. Mendez, Esq. at (414) 765-6620.

Sincerely,

/s/ Robin C. Thorn

Robin C. Thorn
President
PineBridge Mutual Funds